January 17, 2023

VIA EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Claudia Rios, Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	EESTech, Inc.
Registration Statement on Form 10-12G
File No. 000-32863

Dear Claudia Rios:

EESTech, Inc. (“EESTech” or the “Company”) has today filed with the Securities and Exchange Commission an Amendment No. 1 to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”).

The Registration Statement reflects, among other updates, revisions in response to the comment raised in the letter to the Company dated January 3, 2023 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Registration Statement on Form 10-12G filed December 16, 2022.

The Company is providing the following response to the Comment Letter. To assist your review, we have included the header and page numbers cited in the Comment Letter and retyped the text of the Staff’s comments in bold typeface.

Description of Business

Samancor Chrome Holdings Proprietary Limited, page 11

1.	We note your response to prior comment 5, disclosing an estimated investment of US$50 million for the commissioning of the Samancor FeCr slag reclamation facility, which is anticipated to generate approximately US$90 million per annum with an EBITDA of approximately 60%, and that project cost includes finished product packaging sold at the gate of the project site. To balance your disclosure, please expand your discussion to describe the nature and estimated amounts of all costs associated with the Samancor contract, including costs to produce and deliver the volumes underlying your $900 million sales value estimate. Additionally, reconcile your cost estimates to your 60% EBITDA.

Response: EESTech has revised the disclosure cited in the Staff’s comment and also added further description of cost amounts under “Project Financing” in Item 2. Financial Information.

* * *

We appreciate your time and attention to the Registration Statement as well as the above responses to the Staff’s comments.

Sincerely,

/s/ Murray Bailey

Murray Bailey

Chief Executive Officer and President

cc: Rimon, P.C.